February 28, 2019

Xing Jin
Chief Executive Officer
So-Young International Inc.
3/F, Wangjing SOHO-Tower 3A
Chaoyang District, Beijing, 100102
People's Republic of China

       Re: So-Young International Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 1, 2019

Dear Mr. Jin:

        We deferred our review of the draft registration statement on Form F-1 submitted on
December 26, 2018 at your request so that you may file an amendment with updated interim financial statements. We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 1, 2019

Business Overview, page 1

1. To balance the discussion of your audience reach, please disclose your average monthly
       UV for the fourth quarter of 2018. Please also disclose the dollar value of the transaction value you facilitated in the first nine months of 2018 and the measure by which you determined you ranked top in terms of both brand awareness and customer stickiness.
       Finally, please disclose the basis for your belief that you are a more effective customer acquisition channel for medical aesthetic service providers compared to other online channels.
 Xing Jin
FirstName International Inc.
So-Young LastNameXing Jin
Comapany NameSo-Young International Inc.
February 28, 2019
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FirstName LastName
Prospectus Summary, page 1

2. Please disclose that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Disclose the percentage of the voting power to be held by affiliates following the offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 71

3. We note your service providers sign agreements for your information service and your reservation service. Please describe the nature and key terms of these arrangements/agreements with your service providers, such as the duration of the
         arrangement, pricing, termination term and obligations.
Results of Operations, page 76

4. It appears from your revenue recognition policy that you recognize revenue from
         Information and Reservation fees based on various drivers. To the extent these underlying operating drivers/factors are important in understanding your revenue trends, please tell us your consideration of providing an enhanced quantitative and qualitative discussion and analyses of how these drivers/factors impact your revenue, such as the average number of daily content displayed, the number of paid clicks, number of articles posted and number of paid reservations for each period presented. Refer to Item 5.A.1 of Form 20-F.
Industry
Medical Aesthetic Service Industry in China, page 90

5. You disclose that penetration rates in lower-tier cities are expected to contribute more to the overall penetration rate in China. Please define your reference to lower-tier cities.
Business
Overview, page 95

6. Please disclose your average monthly views for the periods presented. Our Competitive Strengths, page 97

7. Please disclose how you define a daily consultation message and disclose the average number of daily consultation messages for the year ended December 31, 2017.
Platform of Choice for Medical Aesthetic Service Providers, page 99

8. Please disclose your retention rate in 2017 of medical service providers.
 Xing Jin
FirstName International Inc.
So-Young LastNameXing Jin
Comapany NameSo-Young International Inc.
February 28, 2019
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FirstName LastName
Our Online Platform, page 101

9. Please disclose the number of average monthly UVs to the Soyoung.com for all periods presented.
Business
Medical Service Providers, page 110

10. You disclose that you had over 5,600 medical service providers on your platform, consisting of approximately 4,000 medical aesthetic service providers, and over 1,600 other consumption healthcare service providers as of December 31, 2018. Please revise to disclose the total medical service providers and medical aesthetic service providers' count for each period presented.
Principal Shareholders, page 146

11. You state that your principal shareholders are those who beneficially own more than 5%
         of your ordinary shares. Item 7.A.1 of Form 20-F requires information for shareholders who are beneficial owners of 5% or more of each class of the voting securities. Please revise.
Description of American Depositary Shares
Limitations on Obligations and Liability, page 168

12. You state that the deposit agreement contains provisions that irrevocably waive any right to a trial by jury in any lawsuit or proceedings against the depositary or the company related to the company's shares, the ADSs or the deposit agreement. Please disclose whether such waiver includes claims made under the federal securities laws. If the provision applies to claims under the federal securities laws, provide a risk factor regarding the impact of this provision of the deposit agreement on the rights of ADS holders. In addition, address any questions as to enforceability. Finally, please revise the disclosure to state that, by agreeing to the provision, investors will not be deemed to have waived the company's or the depositary's compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. When a depositary is selected, please ensure that the deposit agreement addresses these issues as well.
Income taxes, page F-30

13. Please disclose a description of tax years that remain subject to examination by major tax jurisdictions that is required under ASC 740-10-50-15e.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-67

14. In the case of off-line arrangements, please disclose how you confirm the amount of fees
 Xing Jin
FirstName International Inc.
So-Young LastNameXing Jin
Comapany NameSo-Young International Inc.
February 28, 2019
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FirstName LastName
         earned for each period. Tell us the amount of revenue earned from these types of arrangements.
15. You disclose that you offer free tokens to service providers to promote the information service. You also disclosed that you use moving average method to calculate the value of token in a particular service provider account in order to determine the sales consideration to be received when information services is provided. Please tell us and disclose in more detail how you account for the incentive of free tokens when issued as well as when they are redeemed. That is, explain why using the moving average method is appropriate. Cite the accounting literature that supports your accounting. In addition, revise to provide all of the disclosures as outlined in ASC 606-10-50-20.
16. Revise your disclosures to describe the nature of the barter transactions, if material, in greater detail. In addition, please confirm that the underlying contract has commercial substance. We refer you to ASC 606-10-25-1(d).
17. You disclose that you earn reservation service fees in the form of a fixed fee per transaction or an agreed percentage of the value of service actually provided by the service providers. Please describe what evidence you utilized in estimating the fee amounts recognized for these services and indicate the timeliness of this evidence.
         Explain how you confirm the amount of reservation service fees earned for each period. In addition, tell us and disclose how you have considered ASC 606-10-32-28 and 40.
Notes to Consolidated Financial Statements
Ordinary Shares, page F-79

18. You disclose your re-designation of various investors' ordinary shares to various Series D and E Preferred shares during the nine month period ended September 30, 2018. You disclose that the accounting for the re-designations, in substance, is the same as a repurchase and cancellation of ordinary shares and simultaneously an issuance of the preferred shares. Since the issued preferred shares' fair value appears to be higher than those of the ordinary shares repurchased, please explain to us the business purpose and economics behind these re-designations.
General

19. Please provide the date of the Frost & Sullivan Report. Please also provide us with a copy of the report for our review. Clearly mark the specific language in the report that supports the statements in your prospectus.
20. Please disclose the source of the following assertions in your prospectus.
           You are a market leader, technology innovator, most trusted platform and the platform of choice for medical aesthetic service providers (page 5);
           You are the leading online platform for medical aesthetic services (page 18); and
           So-Young is No.1 and most popular online destination for discovering, evaluating and
 Xing Jin
So-Young International Inc.
February 28, 2019
Page 5
          reserving aesthetic services in China (page 71).
21. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
22. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms
       Compliance and Disclosure Interpretations.
       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or
Stephen
Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
(202) 551-3447 or
Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                             Sincerely,

FirstName LastNameXing Jin                                   Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameSo-Young International Inc.
                                                             and Services
February 28, 2019 Page 5
cc:       Z. Julie Gao
FirstName LastName